UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit	Description

4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
4.4	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Purchasers named therein
10.2	Form of Registration Rights Agreement, dated December 23, 2024, by and among Psyence Biomedical Ltd. and the Holders named therein
99.1	Press Release, dated December 23, 2024
99.2	Press Release, dated December 27, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 31, 2024

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director